SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

08026378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Avenue
(No. and Street)

Boston (City) MA (State) 02210-2208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Batsimm, Treasurer (617)761-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110-2371 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jan Jumet, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara-Ann Boehler
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 28, 2013

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABSON CAPITAL SECURITIES INC.

December 31, 2007

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Babson Capital Securities Inc.:

We have audited the accompanying statement of financial condition of Babson Capital Securities Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 19, 2008

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2007

Assets:		
Cash and cash equivalents	$	1,247,603
Accounts receivable		538,125
Prepaid expenses and other assets		41,014
	$	1,826,742
Liabilities:		
Accounts payable and accrued expenses	$	21,384
Income tax payable to affiliate		150,509
Deferred tax liability		16,263
		188,156
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 600 shares		6
Additional paid-in capital		3,254,433
Accumulated deficit		(1,615,853)
		1,638,586
	$	1,826,742

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2007

Revenues:		
Administrative fees	$	719,925
Investment income		59,546
		779,471
Expenses:		
Expenses allocated from parent		706,279
Investment services		38,377
Other expenses		22,584
Professional fees		21,989
Office expenses		765
		789,994
Loss before income tax benefit		(10,523)
Income tax benefit		385
Net loss	$	(10,138)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common stock			Additional paid-in capital	Accumulated deficit	Total
	Shares		Amount			
Balance, December 31, 2006	600	$	6	2,548,154	(1,458,915)	1,089,245
Contributed capital	—		—	706,279	—	706,279
Distribution of capital	—		—	—	(146,800)	(146,800)
Net loss	—		—	—	(10,138)	(10,138)
Balance, December 31, 2007	600	$	6	3,254,433	(1,615,853)	1,638,586

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(10,138)
Expenses reimbursed by Babson Capital Management LLC		706,279
Capital distribution to Babson Capital Management LLC		(146,800)
Adjustment to reconcile net loss to net cash provided by operating activities – change in:		
Accounts receivable		(538,125)
Income tax payable to affiliate		404,194
Prepaid expenses and other assets		(3,715)
Accounts payable and accrued expenses		3,834
Deferred tax liability		(5,937)
Net cash provided by operating activities		409,592
Cash, beginning of year		838,011
Cash, end of year	$	1,247,603
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	398,642
Supplemental disclosure of noncash financing activities:		
Noncash capital contribution	$	706,279
Noncash capital distribution	$	(146,800)

See accompanying notes to financial statements.

(1) Operations and Organization

Babson Capital Securities Inc. (the Company) was organized as a Massachusetts corporation on June 30, 1994. The Company is a wholly owned subsidiary of Babson Capital Management LLC (Babson Capital) an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(b) Accounts Receivable

Management periodically reviews past-due accounts to determine collectibility and establishes a reserve on those accounts whose collection is doubtful.

(c) Income Taxes

A tax-sharing agreement covers the members of the MassMutual consolidated group and all single-member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent that Party's activity decreases the consolidated federal income tax liability. These tax-sharing payments are calculated and paid on a quarterly basis.

The Company provides for the financial recording of income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Administrative Fees

The Company earns administrative fees for placements of interests in investment funds in addition to retainer fees and out-of-pocket costs incurred for such placements. The Company also earns fees from Babson Capital for services provided to Baring Asset Management, Inc. (Barings) and Cornerstone Real Estate Advisors LLC (Cornerstone). Barings and Cornerstone are both subsidiaries of MassMutual. Administrative fees are accrued when earned.

(e) ***Expense Agreement***

The Company has an agreement with Babson Capital, under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2007 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

(3) New Accounting Developments

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* (FIN 48). FIN 48 supplements *Statement of Financial Accounting Standards (SFAS) No. 109* by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 will require financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 had no impact on the Company's financial position or results of operations. The Company has determined that no reserves for uncertain tax positions are required at January 1, 2007 or December 31, 2007. The Company intends to record interest and penalties accruing as a result of future uncertain tax positions, if any, as a component of income tax expense.

(4) Concentration of Risk

The Company derives substantially all of its capital from Babson Capital. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

For the year ended December 31, 2007, the Company earned administrative fees in the amount of $719,925. In April 2007, the Company entered into an agreement whereby it was authorized by an external venture capital firm (the firm) to assist with the preparation for and placement of equity interests in one of the firm's venture capital funds. The Company's activities in connection with this engagement included providing information, offering materials, disclosure documents, and other approved subscription materials to potential investors. For the year ended December 31, 2007, $538,125 of the administrative fees earned by the Company was related to the activities of this single agreement.

In July 2007, the Company entered into an arrangement with Babson Capital to receive fees for services provided to Barings and Cornerstone. For the year ended December 31, 2007, the Company earned $146,800 from this arrangement.

(6) Related-Party Transactions

In 2007, under the terms of the expense agreement, Babson Capital allocated $706,279 of expenses to the Company for management, administrative facilities, and services, including the use of Babson Capital's sales personnel. Allocable expenses incurred by Babson Capital primarily included compensation expense, payroll taxes, and benefits. Babson Capital reimbursed the Company for its allocated expenses through a capital contribution of $706,279.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. Allocated expense amounts for the year ended December 31, 2007 resulted in a tax benefit of approximately $98,173, based on the combined federal and state effective tax rate of approximately 13.9%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2007.

The Company recorded a capital distribution of $146,800 to Babson Capital for administrative fees earned for services provided to Barings and Cornerstone for the year ended December 31, 2007.

(7) Income Taxes

The components of income taxes included in the statement of operations for the year ended December 31, 2007 are as follows:

Income tax provision:		
Current provision:		
Federal	$	270
State		(5,822)
Total current income tax provision		(5,552)
Deferred expense:		
Federal		4,567
State		1,370
Total deferred income tax expense		5,937
Income tax benefit	$	385
Breakdown of income tax benefit components and effective tax rate:		
Provision for income taxes at the U.S. federal rate 35%	$	3,684
State tax, net of federal effect		(2,222)
Other		(1,077)
Total	$	385

Deferred tax assets:		
State net operating losses	$	11,522
Total deferred tax assets		11,522
Less valuation allowance		(11,522)
Net deferred tax asset		—
Deferred tax liability:		
Prepaid expenses		(16,263)
Total deferred tax liability		(16,263)
Net deferred tax liability	$	(16,263)

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in this assessment. The Company had a valuation allowance of $11,522 as of December 31, 2007 which is attributable to state net operating losses that management believes will not be realized prior to their expiration. As of December 31, 2007, $150,509 was payable to MassMutual for consolidated federal income taxes due to excess estimated tax benefits received from MassMutual.

The United States Internal Revenue Service (IRS) has completed its examination of the Company's income tax returns through the year 2003. The IRS did not propose any changes to the Company's income tax returns.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,034,495, which was $1,009,495 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was 0.18 to 1.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule I

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Capital – stockholder's equity	$	1,638,586
Deductions – nonallowable assets:		
Account receivable		(538,125)
Prepaid expenses and other assets		(41,014)
Haircut on cash equivalents		(24,952)*
Net capital	$	1,034,495
Aggregate indebtedness	$	188,156
Minimum net capital requirement of broker or dealer (the greater of 6⅔% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	1,009,495
Ratio of aggregate indebtedness to net capital		0.18 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2007 and that included herein.

* 2% of investment in money market funds.

See accompanying independent auditors' report.

Schedule II

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Babson Capital Securities Inc.:

In planning and performing our audit of the financial statements of Babson Capital Securities Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2008

END